Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

This document was distributed to Aon Consulting colleagues beginning on July 14, 2010.

Dear Colleagues,

Monday, July 12, was an historic day for Aon! We announced plans to bring together two great organizations—Aon Consulting and Hewitt Associates—to create Aon Hewitt, a combined business with $4.3 billion in annual revenue and more than 29,000 associates worldwide. (Today, we earn $1.267 billion in annual revenue and have 6,300 colleagues). With this merger, Aon becomes the preeminent professional services firm, having already captured the #1 positions in risk and reinsurance, and now in human capital consulting and outsourcing.

We believe this combination provides a tremendous opportunity for our colleagues, our clients, and our firm. For Consulting, it means a more diversified portfolio of HR solutions, advice, and outsourcing, and supports our ongoing commitment to invest in our business to better serve our clients. For Aon Risk Solutions and Aon Benfield, it creates enhanced cross-selling opportunities, leveraging a broader set of clients to provide risk solution services, while offering a broader set of consulting services to clients of Aon Risk Solutions and Aon Benfield.

Hewitt is one of the world’s leading human resource consulting and outsourcing companies, with significant strengths in the large market. Headquartered in Lincolnshire, Illinois, it serves more than 3,000 global clients through three primary business lines: consulting services, benefits administration, and human resource business process outsourcing.

The primary objectives of bringing these firms together are to accelerate top-line growth for the firm, to enhance our ability to serve clients, and to create new and broader career development opportunities for colleagues and strengthen individual client teams.

After the transaction closes, which we expect to occur in November, we will operate globally under the Aon Hewitt name. Russ Fradin, Chairman and CEO of Hewitt, will serve as Chairman and CEO of Aon Hewitt. Russ is a client-focused leader, and we look forward to what we can accomplish together under the united banner.

An integration team will begin working to ensure a smooth transition of the business during the next 3-4 months. Until then, we will remain two separate companies focused on providing our clients with superior service and executing on our top business priorities. We ask that you continue to stay close to your clients and demonstrate your commitment to them during this time, reassuring them that it is “business as usual.”

We will update you on developments and progress as we move toward combining our firms. In the meantime, please read the “do’s and don’ts” below for staying in compliance with antitrust laws.

We encourage you to celebrate this historic moment. Take the time to appreciate the opportunity in front of us and learn more about Hewitt via its website, www.hewitt.com. It is an exciting company with great leadership, shared values, and a clear vision for the future.

Thank you for helping us become #1. We never thought we’d achieve this lofty aspiration so quickly. We were positioned to do this because of the foundation you built. Thank you for your hard work. We look forward to working with you to bring together these two outstanding firms.

Set forth below are some general guidelines to keep in mind during the period before the transaction closes:

DO:

•                  Continue to regard Hewitt as a competitor from a commercial standpoint in the segments in which it competes with Aon, and continue to compete vigorously with Hewitt to the same extent you did before the transaction was announced.

•                  Stick to the approved talking points in discussing the transaction with clients and potential clients.

•                  Participate in authorized integration planning activities to the extent you are asked, and adhere to the specific guidelines you receive regarding the appropriate scope of such activities.

•                  Channel any authorized communications with Hewitt through the designated channels and points of contact.

•                  Seek legal counsel before acting to the extent you have questions about what steps can and cannot be taken or what information can and cannot be shared.

DON’T:

•                  Communicate with Hewitt business personnel unless specifically authorized to do so.

•                  Coordinate in any way your competitive activities — e.g., responses to RFPs,  pricing and marketing strategies, etc. — with Hewitt.

•                  Unless specifically authorized by legal counsel, do not participate in joint contacts with or coordinated approaches to clients.

•                  Share with or obtain from Hewitt non-public, competitively-sensitive information in the integration planning process such as:

•                  Current or future rate, fee or pricing information, methodologies or strategies

•                  Current or future marketing plans

•                  Strategies or policies relating to competition, such as approaches used to target new clients or retain existing clients

•                  Confidential detail relating to clients

•                  Future product or service offerings

•                  Attempt to exercise control over or influence the conduct of Hewitt’s business.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor

Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.